

November 15, 2023

Christian Mayer
Chief Financial Officer
Colliers International Group Inc.
1140 Bay Street, Suite 4000
Toronto, Ontario, Canada M5S 2B4

> **Re: Colliers International Group Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2022**
> **Filed February 16, 2023**
> **File No. 001-36898**

Dear Christian Mayer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2022

Exhibit 2
Notes to Consolidated Financial Statements
Note 4. Acquisitions, page 24

1. We note your disclosure that goodwill amounts recognized are primarily attributable to assembled workforces, synergies with existing operations, and future growth prospects. Please revise future filings to provide a more robust qualitative description about the synergies with existing operations and future growth prospects when discussing goodwill acquired. Reference is made to paragraph 805-30-50-1(a) of the Accounting Standards Codification.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction